SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated August 5, 2026.

Buenos Aires, August 5, 2026.

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Material Event – Portfolio Optimization Strategy: Assignment of Mendoza Non-Operated Cluster’s Conventional Blocks – Provinces of Mendoza and La Pampa.

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

The Company reports that today YPF S.A. (“YPF” or the “Company”) entered into an agreement with San Benito Upstream S.A.U. for the assignment of its interest in the cluster Mendoza Non-Operated, in the Provinces of Mendoza and La Pampa. This transaction includes the assignment of the pipelines and the existing stock of materials held at the warehouses of such assets.

The Mendoza Non-Operated cluster is comprised of 30.01% of the concession of the block CNQ-7 Gobernador Ayala, and 50% of the concessions of the blocks CNQ-7A and Jagüel Casa de Piedra.

During the second quarter of 2026, production attributable to YPF’s interest in the Mendoza Non-Operated cluster amounted to approximately 7 thousand bbl/day of oil and 0.04 million m³/day of natural gas.

The agreed price amounts to US$205 million, with an effective date of January 1, 2026. The transaction is subject to the fulfillment of certain customary conditions precedent for this type of transaction. The applicable VAT, as well as any closing price adjustment that may apply, shall be added to such amounts.

The assignment is part of the Company’s 4x4 Plan, which includes the optimization of its conventional Upstream portfolio — one of the key levers underpinning YPF’s strategy — with a focus on activities and investments in unconventional fields, with the ultimate goal of maximizing value for the Company, its shareholders and investors.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 5, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer